UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE MILLS CORPORATION

(Name of Subject Company (Issuer))

SPG-FCM VENTURES, LLC (Offeror)

SIMON PROPERTY GROUP, INC. (an indirect Parent of Offeror)

FARALLON CAPITAL MANAGEMENT, L.L.C. (an indirect Parent of Offeror)

(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

601148109

(CUSIP Number of Class of Securities)

SPG-FCM VENTURES, LLC
c/o James M. Barkley, Esq.
Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, Indiana 46204
(317) 636-1600
and

Mark C. Wehrly

c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(415) 421-2132

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Arthur Fleischer, Jr., Esq.
Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

and

Robert B. Schumer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$1,436,352,082.75	$44,096.01

*                    Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934.  The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307.  The transaction value was determined by multiplying the purchase price of $25.25 per share by 56,885,231 shares of common stock, par value $0.01 per share, of The Mills Corporation (based upon the 56,885,231 shares (including 110,660 restricted Shares) represented by The Mills Corporation in the Merger Agreement (as defined herein) to be issued and outstanding as of February 6, 2007).

☒             Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44,096.01	Filing Party:	SPG-FCM Ventures, LLC/Simon Property Group, Inc./Farallon Capital Management, L.L.C.
Form or Registration No.:	SC TO-T	Date Filed:	N/A

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐                                    Check the appropriate boxes below to designate any transactions to which the statement relates.

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

(Continued on following pages)

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended (the “Schedule TO”), filed by SPG-FCM Ventures, LLC, a Delaware limited liability company (including any successor, the “Purchaser”), an indirect subsidiary of Simon Property Group, Inc. (“Simon”) and certain funds managed by Farallon Capital Management, L.L.C. (“Farallon”).  The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of The Mills Corporation, a Delaware corporation (the “Company”), at a price of $25.25 per Share, net to the sellers in cash, without interest.  The terms and conditions of the offer are described in the Offer to Purchase, dated March 1, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule TO.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.

ITEMS 1, 4, 8 and 11.	SUMMARY TERM SHEET; TERMS OF THE TRANSACTION; INTEREST IN SECURITIES OF SUBJECT COMPANY; ADDITIONAL INFORMATION

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“The Offer expired at midnight, New York City time, at the end of March 28, 2007. The Depositary has advised Purchaser that a total of 48,935,908.46 Shares were tendered and not withdrawn prior to the expiration of the Offer (including 6,049,663 Shares tendered pursuant to guaranteed delivery procedures).All Shares validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the Offer. These Shares, together with Shares owned by certain funds managed by Farallon, represent approximately 96.8% of the outstanding Shares.

A subsidiary of Purchaser has notified the Company of its exercise of the option under the Short Form Merger Option Agreement to purchase an additional 22,000,000 Shares to result in the ownership of record of over 90% of the outstanding Shares (after giving effect to the option exercise) prior to the physical delivery of Shares tendered pursuant to guaranteed delivery procedures. The closing of this transaction is expected no later than Friday, March 30, 2007 and the completion of the Merger by means of a short-form merger is expected shortly thereafter.

A press release announcing the results of the Offer is attached as an exhibit hereto and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(9)	Press Release dated March 29, 2007

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 29, 2007 that the information set forth in this statement is true, complete and correct.

SPG-FCM VENTURES, LLC

By:	/s/ Richard B. Fried

Name:	Richard B. Fried
Title:	President

SIMON PROPERTY GROUP, INC.

By:	/s/ Richard S. Sokolov

Name:	Richard S. Sokolov
Title:	President and Chief Operating Officer

FARALLON CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Mark C. Wehrly

Name:	Mark C. Wehrly
Title:	Managing Member